Exhibit 12.1

Sanderson Farms, Inc.

Computation of Ratio of Earnings to Fixed Charges

In Thousands (Except Ratio)

	October 31, 2009 52 Weeks		October 31, 2010 52 Weeks	October 31, 2011 52 Weeks	October 31, 2012 52 Weeks	October 31, 2013 52 Weeks	July 31, 2014 39 Weeks
Fixed Charges:
Interest Expense		$9,019	$2,708	$6,413	$9,201	$6,136		$2,091
Capitalized Interest		7	1,946	630	0	75		778
Interest Component of Rental/Lease Expense		1,034	840	781	607	590		474
Amortization of Debt Expenses		208	200	655	577	1,018		642

Total Fixed Charges		$10,268	$5,694	$8,479	$10,385	$7,819		$3,985

Earnings:
Income (Loss) from Continuing Operations before Income Taxes		$127,626	$207,255	$(194,242)	$86,572	$200,113		$237,390
Add: Interest Expense		9,019	2,708	6,413	9,201	6,136		2,091
Add: Interest Component of Rental/Lease Expense		1,034	840	781	607	590		474
Add: Amortization of Capitalized Interest		237	237	346	346	346		259
Add: Amortization of Debt Expenses		208	200	655	577	1,018		642

Earnings (Loss) as Adjusted		$138,124	$211,240	$(186,047)	$97,303	$208,203		$240,856

Ratio of Earnings to Fixed Charges		13.45	37.10		9.37	26.63		60.44
Coverage deficiency	$			$194,526			$